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NORTHEAST BANCORP
Exhibit 11. Statement Regarding Computation of Per Share Earnings

	Three Months Ended	Three Months Ended
	March 31, 2006	March 31, 2005
EQUIVALENT SHARES:

Weighted Average Shares Outstanding	2,479,835	2,517,983

Total Diluted Shares	2,509,369	2,553,438

Net Income	$ 873,741	$ 1,114,365

Basic Earnings Per Share	$ 0.35	$ 0.44

Diluted Earnings Per Share	$ 0.35	$ 0.44

	Nine Months Ended	Nine Months Ended
	March 31, 2006	March 31, 2005
EQUIVALENT SHARES:

Weighted Average Shares Outstanding	2,509,718	2,518,528

Total Diluted Shares	2,543,791	2,565,813

Net Income	$ 2,987,034	$ 2,835,363

Basic Earnings Per Share	$ 1.19	$ 1.13

Diluted Earnings Per Share	$ 1.17	$ 1.11